Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

As independent registered public accountants, we hereby consent to the use of the report of Caturano and Company, P.C. (whose name has since been changed to Caturano and Company, Inc.) dated August 6, 2009 relating to the consolidated financial statements of SofTech, Inc. and subsidiaries as of May 31, 2009 and for the year then ended. We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect the reverse stock split described in Note I to the consolidated financial statements, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied.

/s/ Caturano and Company, Inc.

Boston, Massachusetts

June 9, 2011